FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with
Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement on results of extraordinary general meeting held on December 6, 2007 of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on December 6, 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

Extraordinary General Meeting held on 6 December 2007

Poll Results

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce that the resolutions proposed at the Extraordinary General Meeting of the Company held on 6 December 2007 at 10:00 a.m. in The Ballroom, Island Shangri-la, Hong Kong (the “EGM”) were duly passed as ordinary and special resolutions. The poll results in respect of such ordinary and special resolutions are as follows:

Ordinary Resolution	No. of votes (%)
	For	Against
1
The continuing connected transactions contemplated under the Engineering and Information Technology Services Agreement 2008 - 2010, as described in the paragraph headed “Continuing Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 9 November 2007, together with the relevant annual caps be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.
	1,417,838,550 (99.9999%)	2,060 (0.0001%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
	Ordinary Resolution	For	Against
2
The continuing connected transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010, as described in the paragraph headed “Continuing Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 9 November 2007 and for which continuing connected transactions no annual caps have been proposed, be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.
		1,417,838,530 (99.9999%)	2,080 (0.0001%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
Special Resolution		No. of votes (%)
		For	Against
3	The amendments to the articles of association of the Company as set out in Appendix I to the circular of the Company dated 9 November 2007 be and are hereby approved.	6,064,348,945 (99.9846%)	936,580 (0.0154%)
As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

As at the date of the EGM, the number of issued shares of the Company was 6,666,402,400 shares. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), China Network Communications Group Corporation, the controlling shareholder of the Company which beneficially owns 4,647,449,015 shares, representing approximately 69.71% of the issued share capital of the Company, and its associates as defined in the Listing Rules, have abstained from voting on Ordinary Resolution No.1 and Ordinary Resolution No.2 in respect of their beneficial interests. The total number of shares entitling the holders to attend and vote for or against Ordinary Resolution No.1 and Ordinary Resolution No.2 at the EGM was 2,018,953,385 shares and the total number of shares entitling the holders to attend and vote for or against Special Resolution No.3 at the EGM was 6,666,402,400 shares. There was no share entitling the holder to attend and vote only against any of the proposed resolutions at the EGM.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the EGM.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited
Li Fushen	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 6 December 2007

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Li Fushen

By	/s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan

Title:	Joint Company Secretaries

Date: December 7, 2007

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